Filed by: Suncor Energy Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Canadian Oil Sands Limited

Form F-80 File No.: 333-207268

Explanatory Note: The following is a transcript of a video first made available by Suncor Energy Inc. after 5:30 p.m. EST on November 19, 2015.

Important Notice: This video relates to an exchange offer by Suncor Energy Inc. for all of the outstanding shares of Canadian Oil Sands Limited. Please review important information relating to the offer at www.suncorofferforcanadianoilsands.com. All information provided for in the video is as of October 30, 2015.

Suncor has filed a registration statement on Form F-80, as it may be amended from time to time, which includes the offer documents, with the SEC in respect of the offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80 AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov) and at suncorofferforcanadianoilsands.com.

Suncor’s CEO: about our offer for Canadian Oil Sands shares

Steve Williams

president and CEO, Suncor

I’m here today to talk about the offer that Suncor is making to Canadian Oil Sands shareholders. I wanted to speak to you personally.

We have sent you a letter giving you the details, but the summary of all of that is I want you to have your say.

The offer has a significant premium in it; that premium now is approaching 60 per cent in terms of the shareholder value immediately prior to the offer being made. There’s a 45 per cent improvement in dividend so I think it’s a very fair offer.

If you look at the track record of Canadian Oil Sands, it’s one of over promise and under deliver.

Suncor is quite the opposite.

In fact, over the last 5 years, we’ve increased our dividends to shareholders by 190 per cent. And that’s been part of the reason we’ve attracted world-class investors.

The Canadian Oil Sands Board is saying, do nothing. Doing nothing is equivalent to rejecting the offer. If that happens, the offer may well go away. So the premiums we’ve talked about, the dividends we’ve talked about will not be available to you.

These are challenging times for all investors. I think this offer is fair, particularly when you consider it still gives Canadian Oil Sands shareholders exposure to crude price as it increases.

But it is complex, and I do recommend everyone takes independent financial advice.

Important Notice: This video relates to an exchange offer (“Offer”) commenced by Suncor Energy Inc. for all the outstanding shares of Canadian Oil Sands Limited. Shareholders should click on the following link to view important information regarding this video and the Offer.

Visit suncorofferforcanadianoilsands.com for instructions on how to tender your shares.